EXHIBIT 99.6

June     , 2004

Dear Policyholder:

We are pleased to announce that on August 25, 2003 the board of directors of the Fremont Mutual Insurance Company, unanimously adopted a plan of conversion under which we will convert from a mutual insurance company to a stock insurance company. As part of the conversion process, a new company, Fremont Michigan InsuraCorp, Inc., has been formed which will become the holding company of Fremont Insurance Company. The enclosed materials provide more information about the conversion. Please note that the conversion will not change the status of your existing insurance policy or policies with us.

We believe that the conversion will benefit all policyholders. It will raise needed capital, allowing us to:

•	continue providing you with competitive rates;

•	improve our capital position and reduce interest through the exchange of surplus notes;

•	provide for growth and expansion of the product lines we offer you;

•	increase our financial strength to support current and future premium and provide additional security to you; and

•	provide an opportunity for policyholders to participate in the success of Fremont.

Your participation in the conversion is very important. A proxy statement is enclosed for your review, together with a proxy card. We urge you to read all the materials provided carefully. Your vote is important to the success of the plan. I urge you to vote FOR the plan by completing, signing, dating and returning the enclosed proxy card immediately in the postage-paid envelope provided, whether or not you expect to attend the special meeting or subscribe for stock. Your vote of approval of the plan in no way obligates you to buy stock.

As an eligible policyholder, you may also take advantage of your nontransferable right to subscribe for shares of Fremont Michigan InsuraCorp, Inc. common stock on a priority basis. The enclosed prospectus describes the stock offering and the business operations of Fremont Mutual. If you wish to purchase shares of common stock, please complete the enclosed Stock Order Form and mail it with your payment payable to The Huntington National Bank to Centennial Securities Company, Inc. in the enclosed Green business reply envelope marked “Fremont Stock Order.” If you have any questions concerning the purchase of shares or the prospectus, please call Centennial Securities Company, Inc. toll free at (800) 253-4131. Centennial is open Monday through Friday between the hours of 8:30 a.m. and 5:00 p.m.

YOU MUST BE A MICHIGAN RESIDENT TO PURCHASE SHARES. YOUR ORDER AND PAYMENT MUST BE RECEIVED BY CENTENNIAL SECURITIES COMPANY, INC. NO LATER THAN 12:00 NOON, LOCAL MICHIGAN TIME ON JULY            , 2004. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE MAKING YOUR INVESTMENT DECISION.

If you have any questions or would like additional information, please call and ask to speak with one of our Customer Service Representatives at (231) 924-0300 or toll free at (888) 968-3664. We are open Monday through Thursday from 8:00 a.m. to 5:00 p.m. and Friday from 8:00 a.m. to 4:30 p.m.

Sincerely,

Richard E. Dunning
President